Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276544

PROSPECTUS SUPPLEMENT NO. 1
(to the prospectus dated January 29, 2024)

Next.e.GO N.V.

Up to 32,000,000 Ordinary Shares

This prospectus supplement supplements the prospectus dated January 29, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-276544). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on March 8, 2024 (the “Current Report”) and certain risk factors which arise from the events disclosed therein. Accordingly, we have attached the Current Report and certain risk factors to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 32,000,000 ordinary shares in the capital of Next.e.GO N.V. (f/k/a Next.e.GO B.V.) (“Next.e.GO” or “TopCo”), nominal value of €0.12 per share (the “Ordinary Shares”), that consist of (i) Ordinary Shares that may be issued to Yorkville pursuant to the standby equity purchase agreement, dated as of January 4, 2024, entered into by and between Yorkville and Next.e.GO (the “SEPA”), either at the election of Next.e.GO following an Advance Notice (as defined below) or pursuant to an Investor Notice (as defined below) and (ii) 682,527 Ordinary Shares (the “Initial Commitment Shares”) issued to Yorkville as consideration for its irrevocable commitment to subscribe for Ordinary Shares at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the SEPA. See “Convertible Debt Issue and Committed Equity Financing” for a description of the SEPA and the Promissory Notes and “Selling Shareholder” for additional information regarding Yorkville. In connection with the SEPA, and subject to the condition set forth therein, Yorkville has agreed to advance to Next.e.GO the principal amount of $4,000,000 (the “Pre-Paid Advance”), which shall be evidenced by promissory notes (the “Promissory Notes”) convertible into Ordinary Shares (as converted, the “Conversion Shares”). The first Pre-Paid Advance in a principal amount of $2,000,000 was advanced January 4, 2024, the effective date of the SEPA (the “Effective Date”), and the second Pre-Paid Advance shall equally be in a principal amount of $2,000,000 and advanced on the second trading day after the effectiveness of this prospectus. Each Pre-Paid Advance is subject to a discount in the amount equal to 7% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount shall not reduce the principal amount of each Promissory Note. Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 4, 2025, unless converted by Yorkville or redeemed by Next.e.GO. Except as specifically permitted by the terms of the Promissory Notes, Next.e.GO may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest outstanding on such Promissory Notes (such amount, the “Conversion Amount”) into Ordinary Shares at the Conversion Price (as defined below). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.7056 per Ordinary Share, or (ii) 94% of the lowest daily VWAP (as defined below) during the 7 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the greater of (i) $0.1026 per Ordinary Share or (ii) the nominal value of one Ordinary Share. The Conversion Price may be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes. Pursuant to the SEPA, subject to the terms and conditions set forth therein, Next.e.GO has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for Ordinary Shares for an aggregate subscription amount of up to $150 million (the “Commitment Amount”), at any time from the Effective Date of the SEPA until February 1, 2027, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). Next.e.GO will not have the right to require Yorkville to subscribe for any Ordinary Shares under the SEPA if a balance remains outstanding under a Promissory Note, unless an Amortization Event (as defined in the Promissory Notes) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note. At any time during the Commitment Period and provided that a balance under a Promissory Note is outstanding, Yorkville may, by providing written notice to Next.e.GO (an “Investor Notice”), require Next.e.GO to issue and sell shares to Yorkville as set out in the relevant Investor Notice, in accordance with the terms and limitations as set forth in the SEPA. The purchase price of the shares delivered pursuant to an Investor Notice shall be equal to the Conversion Price in effect on the date of delivery of the Investor Notice and shall be paid by offsetting the amount of the aggregate purchase price to be paid by Yorkville against an equal amount outstanding under the Promissory Note.

Otherwise, each Ordinary Share to be issued to Yorkville from time to time under the SEPA will be issued at one of two pricing options, at the election of Next.e.GO. Under the first option (“Pricing Option 1”), Next.e.GO will sell the Ordinary Shares to Yorkville at 96% of the Market Price (as defined below) for any period commencing (a) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (b) if submitted to Yorkville after 9:00 a.m. Eastern Time on a trading day, upon receipt by Next.e.GO of written confirmation of acceptance of such Advance Notice by Yorkville, and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), Next.e.GO will sell the shares of Ordinary Shares to Yorkville at 97% of the Market Price for any three consecutive trading days commencing on the date of the Advance Notice (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Ordinary Shares on the Nasdaq Global Market LLC (“Nasdaq”) during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Ordinary Shares on the Nasdaq during the Option 2 Pricing Period. The SEPA does not require Yorkville to subscribe for or acquire any Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 4.99% of the then outstanding Ordinary Shares (the “Beneficial Ownership Cap”). We may not have access to the full $150 million Commitment Amount available under the SEPA due to the reasons noted above. See “Convertible Debt Issue and Committed Equity Financing” for more information regarding the SEPA.

We are not selling any of our Ordinary Shares under this prospectus, and we will not receive any of the proceeds from the sale of our Ordinary Shares by Yorkville. We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares. Yorkville will bear all commissions and discounts, if any, attributable to sales of the Ordinary Shares registered herein. We are registering these our Ordinary Shares for resale by Yorkville pursuant to the registration rights granted to Yorkville under the SEPA. See “Selling Shareholder” for more information. As of the date of this prospectus, we are unable to estimate the actual total amount of proceeds that we may receive under the SEPA, as it will depend on a number of factors, including the frequency and prices at which we issue Ordinary Shares to Yorkville, market conditions and the trading price of our Ordinary Shares, our ability to meet the conditions set forth in the SEPA, and determinations by us as to the appropriate sources of funding for our company and our operations. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Ordinary Shares by Yorkville and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act.

Our registration of the securities covered by this prospectus does not mean that Yorkville will offer or sell any of the Ordinary Shares. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information. The market price of our Ordinary Shares could decline if Yorkville sells a significant portion of our Ordinary Shares or is perceived by the market as intending to sell them. See “Risk Factors — Risks Relating to this Offering — The issuance of our Ordinary Shares to Yorkville will cause dilution to our existing shareholders, and the sale of the Ordinary Shares acquired by Yorkville, or the perception that such sales may occur, could cause the price of our Ordinary Shares to fall” and “Risk Factors — Risks Relating to this Offering — Investors who buy Ordinary Shares at different times will likely pay different prices.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

Our Ordinary Shares are traded on the Nasdaq Global Market LLC (the “Nasdaq”) under the symbol “EGOX.” On March 12, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.079.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

e.GO, a subsidiary wholly-owned by us, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and we and other of our affiliates will likely initiate insolvency proceedings in the short term which may cause our Ordinary Shares to decrease in value, or may render our Ordinary Shares worthless.

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning of page 18 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus, as included in this prospectus supplement.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

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The date of this prospectus supplement is March 13, 2024.

Table of Contents

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Risk Factors	S-1
Form 6-K Disclosure	S-3

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Risk Factors

Investing in our securities involves a high degree of risk. In addition to the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the risk factors discussed below when considering an investment in our securities and any risk factors that may be set forth in the applicable prospectus supplement, any related free writing prospectus, as well as the other information contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our securities could decline and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to this Offering

e.GO, a subsidiary wholly-owned by TopCo, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and TopCo and other affiliates will likely initiate insolvency proceedings in the short term. The ongoing and/or the expected insolvency proceedings may cause our Ordinary Shares to decrease in value, or may render our Ordinary Shares worthless.

e.GO, a subsidiary wholly-owned by TopCo and carrying out nearly all of our operating business, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and TopCo and other of our affiliates will likely initiate insolvency proceedings in the short term. As a result, the price of our Ordinary Shares may become even more volatile than it has been in the past and may further decrease in value or even become completely worthless. Any trading in our Ordinary Shares during the pendency of the e.GO insolvency proceedings and the other expected insolvency proceedings is highly speculative and poses substantial risks to purchasers of our Ordinary Shares.

Additionally, if TopCo files for insolvency, recoveries for holders of Ordinary Shares, if any, will depend upon the course of these insolvency proceedings and the value of the assets. Although we cannot predict how our Ordinary Shares will be treated under the expected insolvency proceedings, we expect that holders of Ordinary Shares would not receive a recovery unless the holders of more senior claims and interests are paid in full, which includes creditors that have liens on our assets. We also expect our shareholders’ equity to decrease as we use cash on hand to support our day-to-day operations during the insolvency proceedings. Consequently, there is a significant risk that the holders of our Ordinary Shares, including purchasers in this offering, will receive no recovery under our expected insolvency proceedings, and that our Ordinary Shares will become worthless.

As a result of e.GO’s insolvency proceedings, our expected insolvency proceedings and the expected insolvency proceedings of other affiliates, we are subject to the risks and uncertainties associated with insolvency proceedings, and operating during insolvency proceedings may restrict our ability to pursue strategic and operational initiatives.

For the duration of e.GO’s insolvency proceedings, our expected insolvency proceedings and the expected insolvency proceedings of other affiliates, our operations and our ability to execute our business strategy will be subject to associated risks and uncertainties. These risks include:

●	our ability to comply with and operate under the requirements and constraints of the German Insolvency Code (Insolvenzordnung) and under any orders entered by the district court of Aachen from time to time;

●	our ability to engage in intercompany transactions and to fund operations from cash on hand or from financings and, in the event of such financings, our ability to comply with the terms of such financings;

●	our ability to develop, fund, and execute our business plan;

●	our ability to timely file our ongoing reports with the Securities and Exchange Commission;

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●	our ability to continue as a going concern; and

●	a decision to liquidate e.GO, TopCo and/or other entities in our group.

These risks and uncertainties could affect our business and operations in various ways. For example, negative events or publicity associated with the insolvency proceedings could adversely affect our relationships with our suppliers, customers and employees. In particular, critical vendors, suppliers, and/or customers may determine not to do business with us due to the insolvency proceedings and we may not be successful in securing alternative sources. Because of the risks and uncertainties associated with the insolvency proceedings, we cannot predict or quantify the ultimate impact that events occurring during the insolvency proceedings may have on our business, financial condition and results of operations, and there is no certainty as to our ability to emerge from insolvency and continue as a going concern. There is no assurance that e.GO, TopCo and/or other entities in our group will not be liquidated. Any such liquidation would lead to a realization of the relevant assets at break-up values, which are often substantially below their going concern value.

As a result of e.GO’s insolvency proceedings, we are in default of several of our financing agreements.

e.GO’s insolvency proceedings constitute an event of default for several of our financing agreements. In particular, we are in default of: (1) the EUR 2 million 9% p.a. short term loan agreement with MIMO Capital AG dated April 24, 2023; (2) the note purchase and guaranty agreement dated June 30, 2023, in relation to senior secured notes with an initial principal gross amount of $75 million between e.GO as issuer, Next.e.GO, E.GO — The Urban Movement GmbH, Next.e.GO Sales & Services GmbH and Time is Now Merger Sub, Inc. as guarantors, Echo IP Series 1 LLC as collateral agent, UMB Bank, N.A. as note administrative agent and certain funds as note purchasers thereto; (3) the securities purchase agreement entered into between Next.e.GO and the purchaser relating to an unsecured subordinated convertible note maturing October 19, 2028, issued to ACM ARRT M LLC at an aggregate purchase price of $11,726,616; and (4) the standby equity purchase agreement and the convertible promissory note issued in connection therewith, both dated January 4, 2024, entered into by and between YA II PN, Ltd. and Next.e.GO. These defaults may make it more difficult to raise additional financing.

We may not be able to maintain a listing of our common stock on the Nasdaq, which could have a material adverse effect on the liquidity of our common stock.

If we file for insolvency, we will likely receive a letter from the staff of Nasdaq stating that it has determined to commence proceedings to delist our Ordinary Shares from the Nasdaq. In addition, Nasdaq may suspend trading of our Ordinary Shares on Nasdaq. Suspension of trading and/or delisting our Ordinary Shares could also adversely impact the perception of our financial condition and have additional negative ramifications.

We cannot issue Ordinary Shares below their nominal value.

Our Ordinary Shares have a nominal value of €0.12 (approximately $0.13) per Ordinary Share. We are not allowed to issue Ordinary Shares below their nominal value. On March 12, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.079. We cannot issue any new Ordinary Shares at this price. Accordingly, unless the price of our Ordinary Shares appreciates substantially, it will be very difficult for us to raise additional equity capital.

Sales of a significant number of Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Ordinary Shares.

Sales of a substantial number of Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and further impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Ordinary Shares would have on the market price of our common stock.

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Form 6-K Disclosure

Next.e.GO Mobile SE Files Application For Opening Of Insolvency Proceedings

AACHEN, GERMANY– March 8, 2024 – Next.e.GO Mobile SE (“e.GO”), an innovative German producer of battery electric vehicles, today announced its decision to file an application for opening of insolvency proceedings with the competent district court of Aachen (Amtsgericht Aachen). e.GO is a wholly-owned subsidiary of Next.e.GO N.V., which is listed on Nasdaq.

The decision to apply for the opening of the insolvency proceedings comes amidst a backdrop of recent adverse developments and challenges in the EV industry, volatility in the capital markets, exacerbated by the recent situation surrounding other players in the EV sector.

Moreover, given the unfavorable market environment, the equity-based financing instruments that were secured by the Company could not perform to the expected level and pace. Moreover, and despite significant efforts by the company, the prevailing market conditions along with uncertainty across the EV sector has further significantly hindered the company's ability to secure alternative funding as required under the local regulatory framework.

In light of these circumstances, the managing directors of e.GO have made the difficult decision to initiate the insolvency proceedings to ensure compliance with the local regulatory framework.

With due consideration of the foregoing, other affiliates, including Next.e.GO N.V. as the parent company of Next.e.GO Mobile SE, are expected to initiate respective insolvency proceedings in the short term.

The company remains committed to work closely with all relevant parties, to ensure a smooth transition through the insolvency proceedings.

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